TSX-V:  TRC.V

NOTICE OF CHANGE OF AUDITOR

TO:

The British Columbia Securities Commission

Alberta Securities Commission

AND TO:

ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

To:

Morgan & Company, Chartered Accountants

And To:

ACAL Group, Chartered Accountants

Teryl   Resources   Corp.   ("the   Company")   hereby   give   notice   pursuant   to   National

Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as follows:

TAKE NOTICE THAT:

1.   The   Company   has   requested   that,   Morgan   &   Company,   Chartered

Accountants,  resign  as  auditors  of  the  Company  effective  May  25,  2010 and  ACAL  Group,  Chartered  Accountants  was  appointed  as  auditors  of the Company on May 25, 2010

2.   Both  the  resignation  of  Morgan  &  Company,  Chartered  Accountants  and

the  appointment  of  ACAL  Group,  Chartered  Accountants  were  considered and  approved  by  the  Board  of  Directors  and  the  Audit  Committee  of  the

Company;

3.   There  have  been  no  reservations  in  the  reports  of  Morgan  &  Company  on any  of  the  financial  statements  of  the  Company  for  the  two  most  recently completed fiscal years; and

4.   There  have  been  no  reportable  events  (as  defined  in  7(e)  of  the  National

Instrument   51-102)   between   the   Company   and   Morgan   &   Company,

Chartered Accountants.

DATED at Vancouver, British Columbia this 25th day of May, 2010.

By Order of the Board of Directors

“John Robertson”

____________________________________

John Robertson

President